February 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen New York Dividend Advantage Municipal Fund
Registration Statement on Form N-14 8C
(File No. 333-201595)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of February 25, 2015, or as soon thereafter as practicable.

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Sincerely,

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND		NUVEEN SECURITIES, LLC

By:	/s/ Kevin J. McCarthy	By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy	Name:	Kevin J. McCarthy
Title:	Vice President and Secretary	Title:	Managing Director